UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

China Unicom (Hong Kong) Limited
(Name of Issuer)
Ordinary shares of par value HK$0.10 per share
(Title of Class of Securities)
16945R 10 4
(CUSIP Number)
Lucila Rodríguez Jorge
Telefónica, S.A.
28050 Madrid, Spain
Telephone: (+34) 91 4823734
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 7, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y1505N 10 0

1	NAMES OF REPORTING PERSONS TELEFÓNICA, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

[WC]

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

THE KINGDOM OF SPAIN

	7	SOLE VOTING POWER

NUMBER OF		[None]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,254,378,708

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		[None]

WITH	10	SHARED DISPOSITIVE POWER

2,254,378,708

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,254,378,708

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	Y1505N 10 0

1	NAMES OF REPORTING PERSONS TELEFÓNICA INTERNACIONAL, S.A.U.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

[WC]

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

THE KINGDOM OF SPAIN

	7	SOLE VOTING POWER

NUMBER OF		[None]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,254,378,708

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		[None]

WITH	10	SHARED DISPOSITIVE POWER

2,254,378,708

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,254,378,708

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Includes (a) 1,972,315,708 ordinary shares of China Unicom (Hong Kong) Limited ("China Unicom") beneficially owned by Telefónica International, S.A.U. as of the date of this Amendment No. 4 to the Schedule 13D and (b) 282,063,000 ordinary shares acquired by Telefónica Internacional, S.A.U. from January 25, 2011 to September 7, 2011, equivalent to approximately USD 500 million, pursuant to the Enhanced Strategic Alliance Agreement described herein between Telefónica S.A. and China Unicom.

SCHEDULE 13D
This Amendment No. 4 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) dated October 24, 2008, as subsequently amended by Amendment No. 1 dated September 17, 2009, Amendment No. 2 dated October 27, 2009, and Amendment No. 3 dated February 8, 2011 filed jointly by Telefónica, S.A., a corporation organized under the laws of the Kingdom of Spain (“Telefónica”), and Telefónica Internacional, S.A.U., a wholly-owned subsidiary of Telefónica (“Telefónica Internacional”), with respect to the ordinary shares, HK$0.10 par value per share, of China Unicom (Hong Kong) Limited, a telecommunications company organized under the laws of Hong Kong (“China Unicom”). Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D.
Introduction
On January 23, 2011, Telefónica and China Unicom entered into a strategic alliance agreement (the “Enhanced Strategic Alliance Agreement”) in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas and through which, upon the terms and conditions set out thereof, each party agreed to invest the equivalent of approximately USD 500 million in ordinary shares of the other party.
As a consequence of the execution of such agreement, on January 28, 2011, China Unicom acquired 21,827,499 Telefónica shares at an agreed value of 17.16 Euros per share. Subsequently, Telefónica, through its wholly-owned subsidiary, Telefónica Internacional, in several transactions executed in the period between January 25, 2011 and September 7, 2011, completed the acquisition of 282,063,000 ordinary shares of China Unicom.
Items 3 and 5 of the Schedule 13D are hereby amended and supplemented to add the following:
Item 3. Source and Amount of Funds or Other Consideration.
Pursuant to the Enhanced Strategic Alliance Agreement, Telefónica, through its wholly-owned subsidiary, Telefónica Internacional, has acquired 282,063,000 ordinary shares of China Unicom, investing an amount equivalent to approximately USD 500.000.000, in several transactions executed in the period between January 25, 2011 and September 7, 2011. Following completion of the transaction, Telefónica owns 9.6% of China Unicom’s voting share capital.
Item 5. Interest in Securities of the Issuer.
As a consequence of the consummation of the acquisition under the Enhanced Strategic Alliance Agreement, Telefónica Internacional currently is the beneficial owner of 2,254,378,708 ordinary shares of China Unicom, representing 9.6% of its ordinary share capital. Telefónica, as the parent company of Telefónica Internacional, has shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition of, such ordinary shares of China Unicom.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 27, 2011

TELEFÓNICA, S.A.
By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary and Secretary to the Board of Directors

TELEFÓNICA INTERNACIONAL, S.A.U.
By:	/s/ Cristián Aninat Salas
	Name:	Cristián Aninat Salas
	Title:	General Counsel

Exhibit Index

Exhibit No.

1.	Subscription Agreement, dated September 6, 2009 between Telefónica, S.A. and China Unicom (Hong Kong) Limited.*

2.	Joint Filing Agreement, dated September 24, 2009, between Telefónica, S.A. and China Unicom (Hong Kong) Limited.*

3.	Enhanced Strategic Alliance Agreement , dated January 23, 2011 between Telefónica, S.A. and China Unicom (Hong Kong) Limited.*

*	Previously filed.